A M E R I C A N A T T O R N E Y S
美國海陸國際律師事務所

02015457

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

January 24, 2002

SEC FILE NO. 82-4054

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

02 FEB 26 AM 8:56

Re: Jinhui Shipping and Transportation Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Jinhui Shipping and Transportation Limited (the "Company"), SEC File No. 82-4054, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding results for the quarter and nine months ended September 30, 2001, dated November 29, 2001, published (in the English language) in the Hong Kong iMail, and published (in the Chinese language) in the Hong Kong Economic Times, both on November 29, 2001;

2. The Company's interim report for the quarter and nine months ended September 30, 2001, dated November 29, 2001;

dlw 3/7

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com

Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Carnelutti Offices: Milan Rome Paris Padua Naples

3. The Company's announcement regarding results for the quarter and six months ended June 30, 2001, dated August 30, 2001, published (in the English language) in the Hong Kong iMail, and published (in the Chinese language) in the Hong Kong Economic Times, both on August 30, 2001; and

4. The Company's interim report for the quarter and six months ended June 30, 2001, dated August 30, 2001.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Jinhui Holdings Company Limited

02 FEB 26 AM 8:56

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

(incorporated in Bermuda with limited liability)

RESULTS
FOR THE QUARTER AND NINE MONTHS ENDED
30 SEPTEMBER 2001

The following is a reproduction of a press release, for information purpose only, released in Oslo by Jinhui Shipping and Transportation Limited, a subsidiary of Jinhui Holdings Company Limited, in accordance with the requirements of the Oslo Exchanges.

"UNAUDITED RESULTS

During the quarter ended 30 September 2001 (the "Quarter"), the freight market experienced a harsh and abrupt fall, which was primarily caused by an excessive tonnage from newbuildings deliveries and a deepening slowdown in demand for cargo shipments. Besides, the global financial market and political environment became volatile and uncertain following the terrorist attacks in the United States. Under these circumstances, the Group recorded a net loss of US$2,282,000 for the Quarter as against a net profit of US$1,061,000 for the same quarter last year.

For the nine months ended 30 September 2001, the Group made a net profit of US$7,616,000 with a turnover of US$62,772,000, representing growths of 139% and 80% respectively as compared with those of the corresponding period in 2000.

CONSOLIDATED INCOME STATEMENT DATA

	3 months ended 30/09/01 *US$'000*	3 months ended 30/09/00 *US$'000*	9 months ended 30/09/01 *US$'000*	9 months ended 30/09/00 *US$'000*	Year ended 31/12/00 *US$'000*
Turnover	18,887	13,327	62,772	34,807	53,611
(Loss) Profit from operations	(1,949)	653	7,887	2,113	7,606
Interest income	377	832	1,788	2,157	3,001
Interest expenses	(714)	(430)	(2,060)	(1,090)	(1,559)
Provision for permanent diminution in value in fixed assets	—	—	—	—	(23,124)
Net (loss) profit for the period/year	(2,282)	1,061	7,616	3,190	(14,068)
Basic (loss) earnings per share *(US$)*	(0.0232)	0.0108	0.0774	0.0324	(0.1429)

CONSOLIDATED BALANCE SHEET DATA

	At 30/09/01 *US$'000*	At 30/09/00 *US$'000*	At 31/12/00 *US$'000*
Fixed assets	137,553	125,070	104,449
Other investments	5,957	6,391	6,280
Other non-current assets	2,856	4,740	3,121
Current assets	43,416	34,572	36,688
Total assets	189,782	170,773	150,538
Capital and reserves	(102,842)	(112,484)	(95,226)
Minority interest	80	62	60
Non-current liabilities	(57,561)	(35,828)	(32,710)
Current liabilities	(29,459)	(22,523)	(22,662)
Total equity and liabilities	(189,782)	(170,773)	(150,538)

SEGMENTAL INFORMATION

	3 months ended 30/09/01 *US$'000*	3 months ended 30/09/00 *US$'000*	9 months ended 30/09/01 *US$'000*	9 months ended 30/09/00 *US$'000*	Year ended 31/12/00 *US$'000*
Segment turnover					
Chartering freight and hire	18,759	13,175	62,537	34,374	53,038
Trading	—	—	—	—	—
Investments in China	128	152	235	433	573
Other operations	—	—	—	—	—
	18,887	13,327	62,772	34,807	53,611
Segment (loss) profit from operations					
Chartering freight and hire	450	1,397	3,629	1,284	2,373
Trading	—	(321)	520	(2,433)	(823)
Investments in China	(99)	(479)	(474)	(316)	(609)
Other operations	(2,300)	56	4,212	3,578	6,665
	(1,949)	653	7,887	2,113	7,606

	At 30/09/01 *US$'000*	At 30/09/00 *US$'000*	At 31/12/00 *US$'000*
Segment assets			
Chartering freight and hire	140,687	116,693	106,131
Trading	32	798	564
Investments in China	7,013	7,792	7,812
Other operations	11,319	31,549	20,737
	159,051	156,832	135,244
Segment liabilities			
Chartering freight and hire	(78,740)	(51,802)	(49,220)
Trading	(47)	(3,273)	(1,413)
Investments in China	(609)	(426)	(393)
Other operations	(1,967)	(782)	(869)
	(81,363)	(56,283)	(51,895)

By Order of the Board
Ng Kam Wah Thomas
Managing Director

29 November 2001"

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

(於百慕達註冊成立之有限公司)

截至二零零一年九月三十日止季度及九個月之業績

下文乃轉載自金輝集團有限公司之附屬公司Jinhui Shipping and Transportation Limited按照奧斯陸證券交易所之規定而於奧斯陸發表之新聞公佈，僅供參考之用。

「未經審核之業績

於二零零一年九月三十日止季度（「季度」），航運市場急速下滑，主要是由於新造船舶交付致令載貨量過剩，以及貨運需求下跌加劇所致。此外，全球金融市場及政治環境因美國遭受恐怖襲擊而變得波動及不明朗。在此情況下，本集團於季度錄得虧損淨額2,282,000美元，而去年同季則為溢利淨額1,061,000美元。

截至二零零一年九月三十日止九個月，本集團取得溢利淨額7,616,000美元及營業額62,772,000美元，較二零零零年同期分別增長139%及80%。

綜合收益表數據

	截至二零零一年九月三十日止三個月 千美元	截至二零零零年九月三十日止三個月 千美元	截至二零零一年九月三十日止九個月 千美元	截至二零零零年九月三十日止九個月 千美元	截至二零零零年十二月三十一日止年度 千美元
營業額	18,887	13,327	62,772	34,807	53,611
經營（虧損）溢利	(1,949)	653	7,887	2,113	7,606
利息收入	377	832	1,788	2,157	3,001
利息開支	(714)	(430)	(2,060)	(1,090)	(1,559)
固定資產永久減值撥備	—	—	—	—	(23,124)
期／年內（虧損）溢利淨額	(2,282)	1,061	7,616	3,190	(14,068)
每股基本（虧損）盈利（美元）	(0.0232)	0.0108	0.0774	0.0324	(0.1429)

綜合資產負債表數據

	於二零零一年九月三十日 千美元	於二零零零年九月三十日 千美元	於二零零零年十二月三十一日 千美元
固定資產	137,553	125,070	104,449
其他投資	5,957	6,391	6,280
其他非流動資產	2,856	4,740	3,121
流動資產	43,416	34,572	36,688
資產總值	189,782	170,773	150,538
資本及儲備	(102,842)	(112,484)	(95,226)
少數股東權益	80	62	60
非流動負債	(57,561)	(35,828)	(32,710)
流動負債	(29,459)	(22,523)	(22,662)
股本及負債總額	(189,782)	(170,773)	(150,538)

業務分析資料

	截至二零零一年九月三十日止三個月 千美元	截至二零零零年九月三十日止三個月 千美元	截至二零零一年九月三十日止九個月 千美元	截至二零零零年九月三十日止九個月 千美元	截至二零零零年十二月三十一日止年度 千美元
按業務分析之營業額					
運費及船租	18,759	13,175	62,537	34,374	53,038
貿易	—	—	—	—	—
在中國之投資	128	152	235	433	573
其他業務	—	—	—	—	—
	18,887	13,327	62,772	34,807	53,611
按業務分析之經營（虧損）溢利					
運費及船租	450	1,397	3,629	1,284	2,373
貿易	—	(321)	520	(2,433)	(823)
在中國之投資	(99)	(479)	(474)	(316)	(609)
其他業務	(2,300)	56	4,212	3,578	6,665
	(1,949)	653	7,887	2,113	7,606

	於二零零一年九月三十日 千美元	於二零零零年九月三十日 千美元	於二零零零年十二月三十一日 千美元
按業務分析之資產			
運費及船租	140,687	116,693	106,131
貿易	32	798	564
在中國之投資	7,013	7,792	7,812
其他業務	11,319	31,549	20,737
	159,051	156,832	135,244
按業務分析之負債			
運費及船租	(78,740)	(51,802)	(49,220)
貿易	(47)	(3,273)	(1,413)
在中國之投資	(609)	(426)	(393)
其他業務	(1,967)	(782)	(869)
	(81,363)	(56,283)	(51,895)

承董事會命
董事總經理
吳少輝

二零零一年十一月二十九日」

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

(Member of The Jinhui Group)

26/F., Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.

Tel : (852) 2545 0951 Fax: (852) 2541 9794

02 FEB 26 AM 8:56

Interim Report

JIN – INTERIM REPORT FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2001

The following is a summary of the latest development in the business and investments of Jinhui Shipping and Transportation Limited and its subsidiaries (the "Group") for the information of the Company's shareholders, brokers and the investing public.

UNAUDITED RESULTS

During the quarter ended 30 September 2001 (the "Quarter"), the freight market experienced a harsh and abrupt fall, which was primarily caused by an excessive tonnage from newbuildings deliveries and a deepening slowdown in demand for cargo shipments. Besides, the global financial market and political environment became volatile and uncertain following the terrorist attacks in the United States. Under these circumstances, the Group recorded a net loss of US$2,282,000 for the Quarter as against a net profit of US$1,061,000 for the same quarter last year.

For the nine months ended 30 September 2001 (the "Period"), the Group made a net profit of US$7,616,000 with a turnover of US$62,772,000, representing growths of 139% and 80% respectively as compared with those of the corresponding period in 2000.

CONSOLIDATED INCOME STATEMENT

	Note	**3 months ended 30/09/01 *US$'000***	3 months ended 30/09/00 *US$'000*	**9 months ended 30/09/01 *US$'000***	9 months ended 30/09/00 *US$'000*	Year ended 31/12/00 *US$'000*
Turnover	*2a*	**18,887**	13,327	**62,772**	34,807	53,611
Other operating income		**3,659**	1,110	**6,688**	2,792	6,234
Other net (expenses) income		**(2,243)**	(730)	**4,339**	4,864	7,432
Voyage related expenses		**(17,251)**	(10,166)	**(54,507)**	(29,705)	(45,270)
Staff costs		**(897)**	(719)	**(2,586)**	(2,482)	(3,300)
Other operating expenses		**(2,296)**	(438)	**(3,681)**	(3,817)	(5,008)
Depreciation and amortization		**(1,808)**	(1,731)	**(5,138)**	(4,346)	(6,093)
(Loss) Profit from operations	*2a*	**(1,949)**	653	**7,887**	2,113	7,606
Interest income		**377**	832	**1,788**	2,157	3,001
Interest expenses		**(714)**	(430)	**(2,060)**	(1,090)	(1,559)
Provision for permanent diminution in value in fixed assets		**-**	-	**-**	-	(23,124)
(Loss) Profit before taxation		**(2,286)**	1,055	**7,615**	3,180	(14,076)
Taxation	*3*	**-**	-	**(19)**	-	-
(Loss) Profit from ordinary activities after taxation		**(2,286)**	1,055	**7,596**	3,180	(14,076)
Minority interest		**4**	6	**20**	10	8
Net (loss) profit for the period/year		**(2,282)**	1,061	**7,616**	3,190	(14,068)
Basic (loss) earnings per share (*US$*)	*4*	**(0.0232)**	0.0108	**0.0774**	0.0324	(0.1429)

Separate statement of recognized gains and losses has not been prepared as the only component of such statement is the net profit for the Period.

CONSOLIDATED BALANCE SHEET

	Note	At **30/09/01** ***US$'000***	At 30/09/00 *US$'000*	At 31/12/00 *US$'000*
Fixed assets				
Vessels under construction		**10,840**	13,814	18,910
Owned vessels		**121,086**	95,270	79,740
Other fixed assets		**5,627**	15,986	5,799
		137,553	125,070	104,449
Other investments		**5,957**	6,391	6,280
Other non-current assets		**2,856**	4,740	3,121
Current assets				
Current assets other than pledged deposits and bank balances and cash		**12,685**	21,580	21,394
Pledged deposits		**7,172**	4,106	6,134
Bank balances and cash		**23,559**	8,886	9,160
		43,416	34,572	36,688
Total assets	*2b*	**189,782**	170,773	150,538
Capital and reserves				
Issued capital		**49,214**	49,214	49,214
Reserves		**53,628**	63,270	46,012
		102,842	112,484	95,226
Minority interest		**(80)**	(62)	(60)
Total liabilities				
Non-current liabilities		**57,561**	35,828	32,710
Current liabilities		**29,459**	22,523	22,662
	2b	**87,020**	58,351	55,372
Total equity and liabilities		**189,782**	170,773	150,538

CONSOLIDATED CASH FLOW STATEMENT

	9 months ended 30/09/01	9 months ended 30/09/00	Year ended 31/12/00
	US$'000	*US$'000*	*US$'000*
Net cash inflow from operating activities	**21,151**	7,997	16,193
Net cash inflow from returns on investments and servicing of finance	**710**	1,247	1,575
Taxation paid	**(19)**	-	-
Net cash outflow from investing activities	**(37,923)**	(40,106)	(44,513)
Net cash outflow before financing	**(16,081)**	(30,862)	(26,745)
Net cash inflow from financing activities	**28,227**	27,165	22,019
Increase (Decrease) in cash and cash equivalents	**12,146**	(3,697)	(4,726)
Cash and cash equivalents brought forward	**5,789**	10,515	10,515
Cash and cash equivalents carried forward	**17,935**	6,818	5,789
Analysis of the balances of cash and cash equivalents			
Bank balances and cash	**23,559**	8,886	9,160
Bank overdraft	**(5,624)**	(2,068)	(3,371)
	17,935	6,818	5,789

NOTES TO THE FINANCIAL STATEMENTS

1. **Principal accounting policies**
   The principal accounting policies and methods of computation used in the preparation of the interim financial statements for the Period are consistent with those used in the annual financial statements for the year ended 31 December 2000.

2. Segmental information

(a) An analysis of the Group's turnover and (loss) profit from operations by business segments is as follows:

	3 months ended 30/09/01	3 months ended 30/09/00	**9 months ended 30/09/01**	9 months ended 30/09/00	Year ended 31/12/00
	US$'000	*US$'000*	***US$'000***	*US$'000*	*US$'000*
Turnover					
Chartering freight and hire	**18,759**	13,175	**62,537**	34,374	53,038
Trading	**-**	-	**-**	-	-
Investments in China *	**128**	152	**235**	433	573
Other operations	**-**	-	**-**	-	-
	18,887	13,327	**62,772**	34,807	53,611
(Loss) Profit from operations					
Chartering freight and hire	**450**	1,397	**3,629**	1,284	2,373
Trading	**-**	(321)	**520**	(2,433)	(823)
Investments in China *	**(99)**	(479)	**(474)**	(316)	(609)
Other operations	**(2,300)**	56	**4,212**	3,578	6,665
	(1,949)	653	**7,887**	2,113	7,606

(b) An analysis of the Group's assets and liabilities by business segments is as follows:

	At 30/09/01	At 30/09/00	At 31/12/00
	US$'000	*US$'000*	*US$'000*
Segment assets			
Chartering freight and hire	**140,687**	116,693	106,131
Trading	**32**	798	564
Investments in China *	**7,013**	7,792	7,812
Other operations	**11,319**	31,549	20,737
	159,051	156,832	135,244
Unallocated assets	**30,731**	13,941	15,294
Total assets	**189,782**	170,773	150,538

	At 30/09/01	At 30/09/00	At 31/12/00
	US$'000	*US$'000*	*US$'000*
Segment liabilities			
Chartering freight and hire	**78,740**	51,802	49,220
Trading	**47**	3,273	1,413
Investments in China *	**609**	426	393
Other operations	**1,967**	782	869
	81,363	56,283	51,895
Unallocated liabilities	**5,657**	2,068	3,477
Total liabilities	**87,020**	58,351	55,372

* *Investments in China represent the Group's operations in transportation, warehouse and direct investments in China.*

3. Taxation

Taxation amounting to US$19,000 (*nine months ended 30 September 2000: Nil*) for the Period represents an underprovision in prior years for Hong Kong Profits Tax for the Company and its subsidiaries.

4. Basic earnings per share

The calculation of basic earnings per share is based on the net profit for the Period of US$7,616,000 *(nine months ended 30 September 2000: US$3,190,000)* and on the weighted average number of 98,428,341 *(nine months ended 30 September 2000: 98,428,341)* shares in issue during the Period.

Diluted earnings per share is not shown as there is no potential ordinary shares in issue for the Period and for the nine months ended 30 September 2000.

5. Capital expenditure commitments

At 30 September 2001, the Group had capital expenditure commitments relating to the newbuildings of three (*at 31 December 2000: five*) dry bulk vessels. The total purchase price of these vessels was approximately US$63,450,000 (*at 31 December 2000: US$109,250,000*) and the total amount contracted but not provided for (net of deposits paid) was approximately US$52,850,000 *(at 31 December 2000: US$91,452,000)*.

6. Comparative figures

Certain comparative figures have been reclassified to conform to current Period's presentation.

REVIEW OF OPERATIONS

With a loss of about 200 points in the Baltic Freight Index (the "BFI") during the first half of the year, the freight market continued to fall during the Quarter. In view of an excessive tonnage from newbuildings deliveries and a deepening slowdown in demand for cargo shipments, the fall was predictable but not to such a significant extent as the market experienced since July this year. The BFI went downwards harshly, abruptly and straightly from around 1,400 at the beginning of July to below 1,000 by the end of September which was well under the 1,700 level recorded at the end of September last year. The pessimistic market sentiment was caused by, among other things, the terrorist attacks in the United States which had a devastating impact notably on the global economic and political environment.

A vessel owner and charterer with tonnage commitments like the Group suffered from the worsened conditions. While the insurance expense was on a rise following the terrorist attacks, the freight rates kept on a declining trend to levels which were barely sufficient to cover running costs and depreciation. As a result, the operating profit of the Group's shipping activities decreased to US$450,000 for the Quarter, as compared with US$1,397,000 for the same quarter of 2000. The shipping turnover, however, posted a growth of 42% from the same quarter last year to US$18,759,000 for the Quarter.

The Group's short-term investments in securities and its liabilities and other exposures in foreign currencies reported losses during the Quarter, contributing to the majority of the operating loss of US$2,300,000 from the Group's other operations.

OUTLOOK

The economic slowdown in the United States has spread out to other countries and turned into a global economic downturn. Though there are reasons to expect a longer term revival occurring some time next year, the Group is of the opinion that the economic downturn will possibly come through a more protracted period of time. There remain concerns over the extent and duration of the prevailing United States' military actions and their impacts on the freight market and the world economy. Taking these uncertainties into account, the Group will remain prudent but responsive to changing market conditions in mapping out its business and investment strategies.

By Order of the Board
Ng Kam Wah Thomas
Managing Director

29 November 2001

For further information, please contact:

Ms. Cathy Ho or Ms. Eva Cheung
Jinhui Shipping and Transportation Limited
26/F Yardley Commercial Building, 1-6 Connaught Road West, Hong Kong.
Tel: (852) 2545 0951
Fax: (852) 2541 9794
Email: company@jinhuiship.com

JST13IR0-ENG.DOC

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

(incorporated in Bermuda with limited liability)

RESULTS
FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 2001

The following is a reproduction of a press release, for information purpose only, released in Oslo by Jinhui Shipping and Transportation Limited, a subsidiary of Jinhui Holdings Company Limited, in accordance with the requirements of the Oslo Exchanges.

"UNAUDITED RESULTS

For the quarter ended 30 June 2001 (the "Quarter"), the Group's turnover and net profit grew by 132% and 106% to US$24,162,000 and US$3,709,000 respectively as compared with those of the same quarter last year. The improvement in profitability during the Quarter was mostly attributable to contributions from increased shipping activities, lower bunker costs as well as stringent cost controls.

Turnover for the six months ended 30 June 2001 (the "Period") was US$43,885,000, representing a growth of 104% over that of US$21,480,000 for the same period last year. Net profit for the Period amounted to US$9,898,000, up from US$2,129,000 for the corresponding period last year. Basic earnings per share was US$0.1006 for the Period as against US$0.0216 for the same period of 2000.

INTERIM DIVIDEND

The board of directors (the "Board") has resolved not to recommend the payment of any interim dividend for the Period *(six months ended 30 June 2000: Nil)*.

CONSOLIDATED INCOME STATEMENT DATA

	3 months ended 30/06/01 *US$'000*	3 months ended 30/06/00 *US$'000*	6 months ended 30/06/01 *US$'000*	6 months ended 30/06/00 *US$'000*	Year ended 31/12/00 *US$'000*
Turnover	24,162	10,396	43,885	21,480	53,611
Profit from operations	3,778	1,333	9,836	1,460	7,606
Interest income	680	789	1,411	1,325	3,001
Interest expenses	(754)	(324)	(1,346)	(660)	(1,559)
Provision for permanent diminution in value in fixed assets	—	—	—	—	(23,124)
Net profit (loss) for the period/year	3,709	1,804	9,898	2,129	(14,068)
Basic earnings (loss) per share *(US$)*	0.0377	0.0183	0.1006	0.0216	(0.1429)

CONSOLIDATED BALANCE SHEET DATA

	At 30/06/01 *US$'000*	At 30/06/00 *US$'000*	At 31/12/00 *US$'000*
Fixed assets	134,950	106,783	104,449
Other investments	6,065	6,709	6,280
Other non-current assets	3,043	4,954	3,121
Current assets	48,901	35,023	36,688
Total assets	192,959	153,469	150,538
Capital and reserves	(105,124)	(111,423)	(95,226)
Minority interest	76	56	60
Non-current liabilities	(58,045)	(23,065)	(32,710)
Current liabilities	(29,866)	(19,037)	(22,662)
Total equity and liabilities	(192,959)	(153,469)	(150,538)

SEGMENTAL INFORMATION

	3 months ended 30/06/01 *US$'000*	3 months ended 30/06/00 *US$'000*	6 months ended 30/06/01 *US$'000*	6 months ended 30/06/00 *US$'000*	Year ended 31/12/00 *US$'000*
Segment turnover					
Chartering freight and hire	24,067	10,286	43,778	21,199	53,038
Trading	—	—	—	—	—
Investments in China	95	110	107	281	573
Other operations	—	—	—	—	—
	24,162	10,396	43,885	21,480	53,611
Segment profit (loss) from operations					
Chartering freight and hire	1,858	105	3,179	(113)	2,373
Trading	397	(1,812)	520	(2,112)	(823)
Investments in China	121	90	(375)	163	(609)
Other operations	1,402	2,950	6,512	3,522	6,665
	3,778	1,333	9,836	1,460	7,606

	At 30/06/01 *US$'000*	At 30/06/00 *US$'000*	At 31/12/00 *US$'000*
Segment assets			
Chartering freight and hire	139,173	97,242	106,131
Trading	17	314	564
Investments in China	7,280	8,415	7,812
Other operations	13,899	34,252	20,737
	160,369	140,223	135,244
Segment liabilities			
Chartering freight and hire	(81,083)	(37,027)	(49,220)
Trading	(49)	(2,776)	(1,413)
Investments in China	(895)	(244)	(393)
Other operations	(2,134)	(775)	(869)
	(84,161)	(40,822)	(51,895)

By Order of the Board
Ng Kam Wah Thomas
Managing Director

30 August 2001"

JINHUI

JINHUI SHIPPING AND TRANSPORTATION LIMITED

(於百慕達註冊成立之有限公司)

截至二零零一年六月三十日止季度及六個月之業績

下文乃轉載自金輝集團有限公司之附屬公司Jinhui Shipping and Transportation Limited按照奧斯陸證券交易所之規定而於奧斯陸發表之新聞公佈，僅供參考之用。

「未經審核之業績

截至二零零一年六月三十日止季度（「季度」），本集團之營業額及溢利淨額分別較去年同季增加132%及106%至24,162,000美元及3,709,000美元。季度之盈利能力有所改善主要由於航運業務增長、燃料成本回落及加強成本控制所致。

截至二零零一年六月三十日止六個月（「期間」）之營業額為43,885,000美元，較去年同期之21,480,000美元增加104%。期間之溢利淨額為9,898,000美元，較去年同期2,129,000美元有所上升。期間之每股基本盈利為0.1006美元，而去年同期則為0.0216美元。

中期股息

董事會（「董事會」）議決就期間不建議派發任何中期股息（*截至二零零零年六月三十日止六個月：無*）。

綜合收益表數據

	截至二零零一年六月三十日止三個月 千美元	截至二零零零年六月三十日止三個月 千美元	截至二零零一年六月三十日止六個月 千美元	截至二零零零年六月三十日止六個月 千美元	截至二零零零年十二月三十一日止年度 千美元
營業額	24,162	10,396	43,885	21,480	53,611
經營溢利	3,778	1,333	9,836	1,460	7,606
利息收入	680	789	1,411	1,325	3,001
利息開支	(754)	(324)	(1,346)	(660)	(1,559)
固定資產永久減值撥備	—	—	—	—	(23,124)
期／年內溢利（虧損）淨額	3,709	1,804	9,898	2,129	(14,068)
每股基本盈利（虧損）（美元）	0.0377	0.0183	0.1006	0.0216	(0.1429)

綜合資產負債表數據

	於二零零一年六月三十日 千美元	於二零零零年六月三十日 千美元	於二零零零年十二月三十一日 千美元
固定資產	134,950	106,783	104,449
其他投資	6,065	6,709	6,280
其他非流動資產	3,043	4,954	3,121
流動資產	48,901	35,023	36,688
資產總值	192,959	153,469	150,538
資本及儲備	(105,124)	(111,423)	(95,226)
少數股東權益	76	56	60
非流動負債	(58,045)	(23,065)	(32,710)
流動負債	(29,866)	(19,037)	(22,662)
股本及負債總額	(192,959)	(153,469)	(150,538)

業務分析資料

	截至二零零一年六月三十日止三個月 千美元	截至二零零零年六月三十日止三個月 千美元	截至二零零一年六月三十日止六個月 千美元	截至二零零零年六月三十日止六個月 千美元	截至二零零零年十二月三十一日止年度 千美元
按業務分析之營業額					
運費及船租	24,067	10,286	43,778	21,199	53,038
貿易	—	—	—	—	—
在中國之投資	95	110	107	281	573
其他業務	—	—	—	—	—
	24,162	10,396	43,885	21,480	53,611
按業務分析之經營溢利（虧損）					
運費及船租	1,858	105	3,179	(113)	2,373
貿易	397	(1,812)	520	(2,112)	(823)
在中國之投資	121	90	(375)	163	(609)
其他業務	1,402	2,950	6,512	3,522	6,665
	3,778	1,333	9,836	1,460	7,606

	於二零零一年六月三十日 千美元	於二零零零年六月三十日 千美元	於二零零零年十二月三十一日 千美元
按業務分析之資產			
運費及船租	139,173	97,242	106,131
貿易	17	314	564
在中國之投資	7,280	8,415	7,812
其他業務	13,899	34,252	20,737
	160,369	140,223	135,244
按業務分析之負債			
運費及船租	(81,083)	(37,027)	(49,220)
貿易	(49)	(2,776)	(1,413)
在中國之投資	(895)	(244)	(393)
其他業務	(2,134)	(775)	(869)
	(84,161)	(40,822)	(51,895)

承董事會命
董事總經理
吳約翰

二零零一年八月三十日」